
March 25, 2011

Joshua A. Sherbin, Esq.
General Counsel
TriMas Corporation
39400 Woodward Avenue, Suite 130
Bloomfield Hills, Michigan 49304

> **Re: TriMas Corporation**
> **Registration Statement on Form S-3**
> **Filed February 28, 2011**
> **File No. 333-172525**

Dear Mr. Sherbin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are proposing to register the resale of up to 11,904,972 shares by Heartland Industrial Partners, L.L.C. Based on your disclosure on the cover of your Form 10-K for the year ended December 31, 2010, as of February 23, 2011 you had approximately 34,065,856 shares of common stock outstanding. Thus, it appears that you are selling approximately 35% of your public float.

   Because of the magnitude of the proposed offering being registered for resale relative to the number of shares held by non-affiliates, as well as the nature of the selling shareholder, it appears that this transaction may not be eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead represents a primary offering. Please advise us of the company's basis for determining that the transaction is eligible under Rule 415(a)(1)(i). Alternatively, please identify the selling shareholder as an underwriter.

Fee Table

2. In footnote 1, you state that you may sell the securities separately or as units. Please revise your fee table and prospectus cover page to list the units as securities. Please make changes throughout your prospectus accordingly.

Selling Stockholders, page 31

3. Please revise your disclosure to discuss how and when the selling stockholder acquired the shares of common stock.

4. We note your disclosure in the first sentence of the third paragraph. Please revise your disclosure to specifically discuss any material relationships the selling stockholder has had with you or your affiliates during the past three years.

Undertakings, page II-6

5. Please revise your disclosure to include the undertaking required by Items 512(i) and (j) of Regulation S-K.

Signatures, page II-9

6. Please revise the signature page to list your company name above Mr. Wathen's signature. Please refer to the Signatures section of Form S-3.

7. Please revise the signature pages of the co-registrants to clearly identify the individuals serving as the principal executive officer, principal financial officer and principal accounting officer or controller. Please refer to Instruction 1 to the Signatures section of Form S-3.

Exhibit Index, page II-30

8. We note that you have not yet filed Exhibits 1.1(a), 1.2(a), 4.3(a) and 4.4(a). Please be advised that we will not accept a request for acceleration of effectiveness of your registration statement until you have filed these exhibits.

Exhibits 25.1 and 25.2

9. Please note that you may not file these exhibits with a post-effective amendment or as exhibits to an Exchange Act report. You may file the Forms T-1 as exhibits in a pre-

effective amendment to your registration statement. If you are relying on Section 305(b)(2) to designate the trustee on a delayed basis, then you must separately file the Forms T-1 under the electronic form type "305B2". For guidance, please refer to Trust Indenture Act of 1939 Compliance and Disclosure Interpretations Interpretive Response 206.01.

Exhibit 5.1

10. Please have counsel revise the opinion to include opinions for the guarantees and the units.

11. Please have counsel revise the opinion to define "Security" in the first sentence of the second paragraph on the second page of the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 if you have any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Jonathan A. Schaffzin, Esq. (*via facsimile* (212) 378-2543)
Douglas S. Horowitz, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005